P.E. 4-01-02

1-11816

02031290

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED APR 30 2002 SEC MAIL PROCESSING SECTION WASH. D.C. 151

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of April 2002

CREW DEVELOPMENT CORPORATION

(Name of Registrant)

#400-837 W. Hastings St, Vancouver, British Columbia V6C 2N6
(Address of principal executive offices)

1. Material Change April 23, 2002 and News Release and Material Change April 29,2002

PROCESSED
MAY 07 2002
THOMSON FINANCIAL

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F xxx Form 40-F____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes_____ No xxx

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly cause this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Crew Development Corporation.: SEC File No. 12b=#1-11816
(Registrant)

Date April 29, 2002: By Paul Mann
Paul Mann, Vice President, Comptroller

FORM 53-901F

Material Change Report Under:
Section 85(1) of the Securities Act (British Columbia)
Section 75(2) of the Securities Act (Ontario).

ITEM 1. REPORTING ISSUER

Crew Development Corporation
400 – 837 West Hastings Street
Vancouver, BC V6C 3N6

ITEM 2. April 23, 2002

ITEM 3. PRESS RELEASE / PUBLICATION / FILING

A press release providing notice of the material change was issued on April 23, 2002, to the Toronto Stock Exchange and through various approved public media.

ITEM 4. SUMMARY OF MATERIAL CHANGE

President and CEO of Crew Development Corp. Jan Vestrum and Chairman Hans Christian Qvist have purchased the following warrants which entitled them to purchase common shares of Crew:

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE

Mr. Vestrum has purchased 2,000,000 warrants for Cdn $0.0734 each, which expire on May 1st 2003 and are exercisable for Cdn$0.42 per share.

Mr. Qvist has purchased 1,750,000 warrants for Cdn $0.0734 each, which expire on May 1st 2003 and are exercisable for Cdn$0.42 per share.

ITEM 6. RELIANCE ON SECTION 85(2) OF THE ACT

Not applicable.

ITEM 7. OMITTED INFORMATION

Not applicable.

ITEM 8. SENIOR OFFICER

Contact: Jan A. Vestrum
Telephone: (604) 683-7585.

ITEM 9. STATEMENT OF SENIOR OFFICER/DIRECTOR

The foregoing accurately discloses the material change referred to in this report.

DATED at the City of Vancouver, in the Province of British Columbia, this 23rd day of April, 2002

Per: Jan A. Vestrum, President & CEO

Monday, 29 April 2002

TRADING SYMBOL: TORONTO, OSLO & PACIFIC EXCHANGES: **CRU**
FRANKFURT: **KNC**, OTC: **CRWVF**

NEWS RELEASE

CREW REDUCES OWNERSHIP IN METOREX LTD.

Crew Development Corporation has sold 6.5 million shares in Metorex Ltd. at a price of ZAR 3.20 per share on April 26, 2002. Metorex Ltd. issued 18.1 million shares at ZAR 3.20 per share in a private placement completed April 24, 2002. As a result of these transactions, Crew's interest in Metorex is reduced to 41%. Consequently, Crew will no longer consolidate its interest in Metorex effective April 24, 2002.

The motive for the reduction in Crew's holding, as well as the private placement, is related to insufficient liquidity in the trading of Metorex shares and the realization that Crew's controlling ownership has been a restraining factor for the share price. The board of directors in both Crew Development Corporation and in Metorex Ltd. believe that the above mentioned transactions, by increasing the free float of Metorex shares, will improve how Metorex' assets and underlying value is reflected in the share price.

Corporate Overview

Crew is an established, multi-commodity, Canadian mining company with operations in Africa, Canada, Greenland, Norway and the Philippines. In addition to a variety of projects that are at various stages of development and discovered by Crew, the company controls seven producing mines through its southern African subsidiary. Crew's strength stems from this diversified, solid, broad base of projects. The company is well positioned to focus on specific projects, and to respond to changing market forces. Crew shares are listed as CRU on the TSE (Canada) and OSE (Norway), as KNC on the Frankfurt Exchange (Germany), and as CRWVF on the OTC BB (USA).

"Jan A. Vestrum"
President & CEO

This News Release was prepared by the Board of Directors on behalf of Crew Development Corp. which is solely responsible for its contents.

For more information or to be put on our email list, please contact the Vancouver Office, (604) 683 7585 or US/Canada Toll Free: 1-866-818-2211, email: ir@crewdev.com or the Oslo Office at +47 67 59 2424, email crew@crew.no.
Visit our website at http://www.crewdev.com.

Suite 400 - 837 West Hastings Street, Vancouver, BC V6C 3N6
Telephone: 604.683.7585
Facsimile: 604.682.0566
Toll Free: 866.818.2211
Website: http://www.crewdev.com
e-mail: info@crewdev.com

FORM 53-901F

Material Change Report Under:
Section 85(1) of the Securities Act (British Columbia)
Section 75(2) of the Securities Act (Ontario).

ITEM 1. REPORTING ISSUER

Crew Development Corporation
400 – 837 West Hastings Street
Vancouver, BC V6C 3N6

ITEM 2. April 29, 2002

ITEM 3. PRESS RELEASE / PUBLICATION / FILING

A press release providing notice of the material change was issued on April 29, 2002, to the Toronto Stock Exchange and through various approved public media.

ITEM 4. SUMMARY OF MATERIAL CHANGE

Crew reduces ownership in Metorex Ltd.

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE

Crew Development Corporation has sold 6.5 million shares in Metorex Ltd. at a price of ZAR 3.20 per share on April 26, 2002. Metorex Ltd. issued 18.1 million shares at ZAR 3.20 per share in a private placement completed April 24, 2002. As a result of these transactions, Crew's interest in Metorex is reduced to 41%. Consequently, Crew will no longer consolidate its interest in Metorex effective April 24, 2002.

ITEM 6. RELIANCE ON SECTION 85(2) OF THE ACT

Not applicable.

ITEM 7. OMITTED INFORMATION

Not applicable.

ITEM 8. SENIOR OFFICER

Contact: Jan A. Vestrum
Telephone: (604) 683-7585.

ITEM 9. STATEMENT OF SENIOR OFFICER/DIRECTOR

The foregoing accurately discloses the material change referred to in this report.

DATED at the City of Vancouver, in the Province of British Columbia, this 29th day of April, 2002

Per: Jan A. Vestrum, President & CEO